SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Celular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Tele Leste Celular Participações S.A.

Financial Statements for the Quarter Ended March 31, 2005 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Management and Shareholders of

Tele Leste Celular Participações S.A.

Salvador - BA

1. We have performed a special review of the Quarterly Information - ITR of Celular CRT Participações S.A. and subsidiaries referring to the quarter ended March 31, 2005 , prepared under the responsibility of management and according to Brazilian accounting practices, consisting of the balance sheets, individual and consolidated, the related statements of operations and the performance report.

2. We conducted our review in accordance with the specific standards established by Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission, specifically applicable to the preparation of the mandatory Quarterly Information.

4. The individual and consolidated balance sheets as of December 31, 2004 , presented for comparison purposes, were audited by us and our opinion dated February 16, 2005 did not contain any qualification. The individual and consolidated statements of operations for the quarter ended March 31, 2004 , presented for comparison purposes, were reviewed by us, according to a special review report, without qualification, dated April 20, 2004 .

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil .

São Paulo , April 25, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
(In thousands of Brazilian reais - R$)

ASSETS	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

CURRENT ASSETS
Cash and cash equivalents	176	47	40,042	86,606
Trade accounts receivable, net	-	-	123,976	127,748
Inventories	-	-	43,014	53,754
Advances to suppliers	-	-	196	552
Deferred and recoverable taxes	506	480	44,249	42,266
Prepaid expenses	-	-	20,809	8,347
Derivative contracts	-	-	-	443
Other assets	2,964	2,963	10,287	12,211
	3,646	3,490	282,573	331,927

NONCURRENT ASSETS
Deferred and recoverable taxes	12,109	11,836	209,025	211,449
Derivative contracts	-	-	5,585	6,516
Prepaid expenses	-	-	1,394	1,789
Other assets	-	-	14,100	12,988
	12,109	11,836	230,104	232,742

PERMANENT ASSETS
Investments	358,912	364,333	-	-
Property, plant and equipment, net	-	-	382,895	389,685
Deferred charges, net	-	-	625	625
	358,912	364,333	383,520	390,310

TOTAL ASSETS	374,667	379,659	896,197	954,979

LIABILITIES AND SHAREHOLDERS' EQUITY	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

CURRENT LIABILITIES
Payroll and related accruals	147	122	5,683	6,305
Trade accounts payable	184	391	111,946	172,195
Taxes payable	187	181	25,060	19,501
Loans and financing	4,894	3,924	174,391	52,319
Dividends and interest on shareholders' equity	476	478	476	478
Reserve for contingencies	-	-	8,537	8,017
Derivative contracts	-	-	23,650	15,327
Other liabilities	2	2	10,474	11,092
	5,890	5,098	360,217	285,234

LONG-TERM LIABILITIES
Loans and financing	-	-	139,922	261,769
Reserve for contingencies	-	-	7,187	6,816
Derivative contracts	-	-	14,799	21,323
Other liabilities	-	-	5,295	5,276
	-	-	167,203	295,184

SHAREHOLDERS' EQUITY
Capital	306,340	306,375	306,340	306,375
Treasury stock	-	(35)	-	(35)
Capital reserves	126,909	126,909	126,909	126,909
Accumulated deficit	(64,509)	(58,725)	(64,509)	(58,725)
	368,740	374,524	368,740	374,524

FUNDS FOR CAPITALIZATION	37	37	37	37

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	374,667	379,659	896,197	954,979

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS
FOR THE QUARTERS ENDED MARCH 31, 2005 AND 2004
(In thousands of Brazilian reais - R$, except for loss per thousand shares)

	Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04

GROSS OPERATING REVENUE
Telecommunications services	-	-	156,551	128,599
Sales of products	-	-	33,629	25,071
	-	-	190,180	153,670
Deductions	-	-	(62,166)	(43,794)

NET OPERATING REVENUE	-	-	128,014	109,876
Cost of services provided	-	-	(41,331)	(42,466)
Cost of products sold	-	-	(20,011)	(20,049)

GROSS PROFIT	-	-	66,672	47,361

OPERATING (EXPENSES) REVENUES
Selling expenses	-	-	(44,565)	(32,295)
General and administrative expenses	(649)	(828)	(12,811)	(13,159)
Other operating expenses	-	-	(4,300)	(2,225)
Other operating income	-	-	2,585	1,090
Equity pick-up	(5,421)	(3,116)	-	-
	(6,070)	(3,944)	(59,091)	(46,589)

INCOME (LOSS) FROM OPERATIONS BEFORE
FINANCIAL INCOME (EXPENSES)	(6,070)	(3,944)	7,581	772
Financial expenses	(199)	(220)	(14,425)	(5,285)
Financial income	485	544	3,352	2,483

INCOME (LOSS) FROM OPERATIONS	(5,784)	(3,620)	(3,492)	(2,030)
Nonoperating income (expenses), net	-	-	309	(579)

LOSS BEFORE TAXES	(5,784)	(3,620)	(3,183)	(2,609)
Income and social contribution taxes	-	-	(2,601)	(1,462)

NET LOSS	(5,784)	(3,620)	(5,784)	(4,071)

LOSS PER THOUSAND SHARES - R$	(0.60175)	(0.00001)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE QUARTER ENDED MARCH 31, 2005

(In thousands of Brazilian reais - R$, except when mentioned otherwise)

1. OPERATIONS

Tele Leste Celular Participações S.A. ("Tele Leste" or "the Company") is a publicly-traded company whose companies as of March 31, 2005 were Sudestecel Participações S.A. (22.08% of total capital), Brasilcel N.V. (3.37% of total capital), Tagilo Participações Ltda. (2.41% of total capital) and Avista Participações Ltda. (22.72% of total capital). Sudestecel Participações S.A., Tagilo Participações Ltda. and Avista Participações Ltda. are wholly-owned subsidiaries of Brasilcel N.V.

Brasilcel N.V. is owned by Telefónica Móviles, S.A. (50% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital) and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

Tele Leste is the full Parent Company of the operators Telebahia Celular S.A. ("Telebahia") and Telergipe Celular S.A. ("Telergipe"), which provide mobile telephone services in the States of Bahia and Sergipe, respectively, including activities necessary or useful to perform the services, in accordance with the licenses granted to them.

The licenses granted to the subsidiaries Telebahia and Telergipe are valid until June 29 and December 15, 2008, respectively, and are renewable once only for a 15-year period, by means of the payment of charges equivalent to approximately 1% of the annual billing of the operators.

The businesses of the subsidiaries, including the additional services that they are able to provide, are regulated by the National Telecommunications Agency - ANATEL, the telecommunications regulatory agency, according to Law No. 9,472, dated July 16, 1997, and respective regulations, decrees, rulings and plans.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated quarterly information ("ITRs") is presented in thousands of reais and was prepared according to accounting practices derived from Brazilian corporation law, regulations applicable to the public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission ("CVM").

The quarterly consolidated information includes, in addition to the Company's balances and transactions, the balances and transactions of the subsidiaries Telebahia and Telergipe.

In the consolidation, all the balances and transactions between the companies were eliminated.

These ITRs were prepared according to principles, practices and criteria consistent with those adopted in preparing the financial statements of the last fiscal year and should be analyzed together with those statements.

The financial statements referring to December 31 and March 31, 2004 were reclassified, where applicable, for comparison purposes.

3. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Cash and banks	176	47	2,307	5,266
Temporary cash investments	-	-	37,735	81,340
Total	176	47	40,042	86,606

Temporary cash investments refer principally to fixed-income investments which are indexed to interbank deposit ("CDI") rates.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	03.31.05	12.31.04

Unbilled amounts	26,003	19,393
Billed amounts	63,600	56,176
Interconnection	32,436	27,853
Products sold	14,788	37,122
Allowance for doubtful accounts	(12,851)	(12,796)
Total	123,976	127,748

There are no customers that have contributed with more than 10% of the net accounts receivable as of March 31, 2005 and December 31, 2004 , except for the amounts receivable from Telecomunicações da Bahia S.A. - Telemar, which represented approximately 13.8% and 12.1% of the net accounts receivable on those dates.

The movements of the allowance for doubtful accounts are as follows:

	Consolidated
	2005	2004

Beginning balance	12,796	14,434
Additions in the first quarter	3,349	3,196
Write-offs for the first quarter	(3,294)	(2,213)
Balances as of March 31	12,851	15,417

Additions in the second, third and fourth quarters		7,935
Write-offs for the second, third and fourth quarters		(10,556)
Balance as of December 31, 2004		12,796

VC2 and VC3 and international calls are recorded in accounts receivable - amounts receivable from services billed - which as of March 31, 2005 amounted to R$ 34,149, that were sent for co-billing by the long-distance operators, according to the co-billing agreements between both companies, the balancing item to which is "Amounts to be passed on SMP", under "Trade payables" and "Accounts payable". The Company did not make any provision for losses on the amounts, considering that these amounts will only be passed on when effectively collected.

5. INVENTORIES

	Consolidated
	03.31.05	12.31.04

Digital handsets	45,943	56,348
Accessories and others	330	411
(-) Allowance for obsolescence	(3,259)	(3,005)
Total	43,014	53,754

6. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Prepaid income and social contribution taxes	11,991	11,693	22,086	19,982
Recoverable ICMS (State VAT)	-	-	24,750	25,290
Withholding income	-	-	5,267	4,764
Total of recoverable taxes	11,991	11,693	52,103	50,036
Deferred income and social contribution taxes	264	264	186,662	187,635
ICMS unbilled sales	-	-	2,867	2,693
Others	360	359	11,642	13,351
Total	12,615	12,316	253,274	253,715

Current	506	480	44,249	42,266
Noncurrent	12,109	11,836	209,025	211,449

Deferred income and social contribution taxes are comprised of:

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Merged tax credit (corporate restructuring)	-	-	60,967	63,702
Allowance/provision for:
Inventory obsolescence	-	-	474	508
Contingencies	-	-	2,987	2,076
Doubtful accounts	-	-	4,968	4,901
Tax loss carryforwards	264	264	108,186	106,275
Accelerated depreciation	-	-	6,509	6,443
Others	-	-	2,571	3,730
Total	264	264	186,662	187,635

Current	-	-	2,316	-
Noncurrent	264	264	184,346	187,635

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a) The tax loss carryforwards will be offset up to a limit of 30% of taxable income in each financial year. The subsidiaries, based on projections of future results, estimate that its tax loss carryforwards will be fully utilized in two years.

b) The merged tax credit consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders' equity (see Note 26) and is realized proportionally to the amortization of the goodwill of the subsidiaries. Studies by external consultants used in the equity restructuring process initially supported recovery of the amount within a ten-year period for Telergipe and five years for Telebahia. Considering the economic and operating results achieved and the recoverability trends, new technical studies were prepared, which resulted in a change in the amortization period of the premium for Telebahia to ten years as from January 1, 2002 .

c) Temporary differences will be realized upon payments of the accruals and effective losses on bad debts and the realization of inventories.

At the end of the fiscal year the Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Resolution No. 371, of December 13, 2000 . Management did not identify any change that could affect the conclusion of these studies on March 31, 2005 .

The technical studies mentioned above correspond to management's best estimates of the future evolution of the companies and market in which they operate.

Management has been monitoring the evolution of these credits, and in this respect decided not to recognize deferred income and social contribution on tax losses and temporary differences of the subsidiary Telebahia, in the total amounts of R$ 62,975 and R$ 63,994, respectively (R$ 29,569 and R$ 30,587, respectively, up to December 2004).

7. PREPAID EXPENSES

	Consolidated
	03.31.05	12.31.04

FISTEL fees	18,347	5,577
Advertising	2,956	3,449
Financial charges	200	213
Others	700	897
Total	22,203	10,136

Current	20,809	8,347
Noncurrent	1,394	1,789

8. OTHER ASSETS

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Advances to employees	-	-	998	586
Credits with suppliers	-	-	1,161	1,305
Escrow deposits	-	-	13,978	12,862
Prepaid subsidies for products	-	-	5,858	8,006
Receivable from subsidiaries and affiliates	74	73	1,902	2,197
Other assets	-	-	490	243
Dividends from subsidiaries	2,890	2,890	-	-
Total	2,964	2,963	24,387	25,199

Current	2,964	2,963	10,287	12,211
Noncurrent	-	-	14,100	12,988

9. INVESTMENTS

a) Investments in subsidiaries

	Total interest	Total shares	Shareholders' equity on		Net income (loss) for the quarter
Investees	- %	(in thousands)	03.31.05	12.31.04	03.31.05	03.31.04

Telebahia Celular S.A.	100	17,997,722	305,714	315,549	(9,835)	(6,304)
Telergipe Celular S.A.	100	1,011,043	53,198	48,784	4,414	2,737

b) Changes

The changes in the investment balances were as follows for the quarter ended March 31, 2005 and financial year ended December 31, 2004 :

	2005	2004

Opening balance	364,333	392,841
Equity pick-up	(5,421)	(3,567)
Donation of equipment received by subsidiaries	-	451
Ending balance of investment as of March 31	358,912	389,725

Equity pick-up		(29,566)
Donation of equipment received by subsidiaries		3,520
Adjustment to income and social contribution taxes rates on special premium reserve		3,544
Proposed dividends receivable		(2,890)
Final balance of investment as of December 31		364,333

10. PROPERTY, PLANT AND EQUIPMENT

a) Composition

		Consolidated
	Annual	03.31.05			12.31.04
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	400,095	(264,568)	135,527	127,838
Switching equipment	14.29	135,081	(67,414)	67,667	63,491
Infrastructure	4.00 - 20.00	70,076	(33,425)	36,651	37,086
Land	-	4,777	-	4,777	4,613
Software use rights	20.00	79,662	(45,685)	33,977	25,163
Buildings	4.00	28,673	(6,085)	22,588	22,454
Terminals	66.67	92,731	(70,491)	22,240	19,923
Other assets	10.00 - 20.00	77,587	(39,230)	38,357	37,752
Assets and construction in progress	-	21,111	-	21,111	51,365
Total		909,793	(526,898)	382,895	389,685

During the quarter ended March 31, 2005 , financial expenses in the amount of R$ 48 (R$ 1,061 in 2004) were capitalized in construction in progress.

As of March 31, 2005 , the Company had fixed assets given in guarantee in the amount of R$ 20,453 (R$ 11,461 as of December 31, 2004 ), as demonstrated below:

Tax	18,318
Labor	1,369
Civil	766
Total	20,453

The amount attributed to tax litigation refers to the assessments for ICMS on subscriptions and the ISS on the usage tariff for the mobile network (TUM). As of March 31, 2005 , based on the opinion of the legal consultants, these cases were classified as possible losses, and therefore the Company did not constitute a provision for these cases.

11. TRADE PAYABLES AND ACCOUNTS PAYABLE

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Trade payables	177	388	69,311	131,543
Amounts to be passed on SMP	-	-	25,059	21,083
Technical assistance (Note 27)	-	-	13,750	15,584
Others	7	3	3,826	3,985
Total	184	391	111,946	172,195

The amounts to be passed on SMP refer to the VC2 and VC3 calls billed to our clients and passed on to the long-distance operators.

12. TAXES PAYABLE

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

State VAT (ICMS)	-	-	9,287	5,485
Income and social contribution taxes	-	-	7,334	5,706
Taxes on revenue (PIS and COFINS)	-	-	3,858	5,288
FISTEL fees	-	-	777	1,628
FUST and FUNTTEL	-	-	295	336
Others	187	181	3,509	1,058
Total	187	181	25,060	19,501

13. LOANS AND FINANCING

a) Debt composition

				Consolidated
Principal	Currency	Interest	Maturity	03.31.05	12.31.04

Financial institutions:
Resolution No. 2,770	US$	1.6% p.a. to 4.75% p.a.	From 05.05.05 to 03.10.06	168,487	171,723
European Investment Bank - EIB	US$	1.65% p.a. + Libor	06.13.08	139,922	139,303

Supplier's credit:
NEC do Brasil S.A.	US$	7.3%	From 05.28.05 to 11.29.05	1,873	1,865
Interest provisioned				4,031	1,197
Total				314,313	314,088

Current				174,391	52,319
Long term				139,922	261,769

The amounts refer to financing operations for the expansion and modernization of the cellular telephone network, financing fixed assets and working capital.

b) Repayment schedule

As of March 31, 2005 , the long-term amounts have the following breakdown by year of maturity:

Consolidated

2008	139,922
Total	139,922

c) Restrictive covenants

The Company has loans and financing from the European Investment Bank - EIB, the balance of which as of March 31, 2005 was R$ 139,922 (R$ 139,303 as of December 31, 2004 ). As of that date, the Company and its subsidiaries were in compliance with various loan covenants.

d) Guarantees

Banks	Guarantee

NEC do Brasil S.A.	Aval
European Investment Bank - EIB:
Telebahia Celular S.A.	Commercial risk guaranteed by Banco Espírito Santo
Telergipe Celular S.A.	Commercial risk guaranteed by Banco Espírito Santo

e) Coverage

As of March 31, 2005 , the subsidiaries had exchange contracts in the nominal amount of US$ 124,404 thousand for the complete hedge of their foreign exchange liabilities. Up to that date, the subsidiaries had recorded a book loss of R$ 32,864 (loss of R$ 30,134 as of December 31, 2004) on these hedge operations, represented by a balance of noncurrent assets of R$ 5,585 (R$ 6,516 as of December 31, 2004) and a liability balance of R$ 38,449 (R$ 36,650 as of December 31, 2004), of which R$ 23,650 under current liabilities (R$ 15,327 as of December 31, 2004) and R$ 14,799 under long-term liabilities (R$ 21,323 as of December 31, 2004).

14. OTHER LIABILITIES

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Premium on sale of call option	-	-	5,601	5,932
Accrual for customer loyalty program	-	-	2,135	2,344
Intercompany liabilities	2	2	2,467	2,603
Provision for pension fund	-	-	240	275
Others	-	-	5,326	5,214
Total	2	2	15,769	16,368

Current	2	2	10,474	11,092
Long term	-	-	5,295	5,276

The subsidiaries have a fidelity program, in which calls are transformed into points for future exchange for handsets. The accumulated points net of the redemptions are provisioned considering historic redemption data, points generated and the average cost of a point.

15. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. The Company and its subsidiaries recorded reserves related with the claims whose probability of an unsuccessful outcome was classified as probable.

Components of the reserves are as follows:

	Consolidated
	03.31.05	12.31.04

Labor	8,271	8,173
Tax	4,725	4,349
Civil	2,728	2,311
Total	15,724	14,833

Current	8,537	8,017
Long term	7,187	6,816

The movements of the reserve for contingencies in the quarter ended March 31, 2005 are as follows:

Consolidated

Balance as of December 31, 2004	14,833
Additions, net of reversals	874
Monetary variations	98
Payments, net of reclassifications	(81)
Balance as of March 31, 2005	15,724

15.1. Tax litigation

Probable loss

No new significant claims classified as having a "probable" loss were incurred in this first quarter. The evolution of the reserves for labor contingencies substantially corresponds to the monetary restatement of the reserves during the period.

Possible loss

No new significant claims classified as having a "possible" loss were incurred in this first quarter. The evolution of the reserves for labor contingencies substantially corresponds to the monetary restatement of the reserves during the period.

15.2. Civil and labor

Include several labor and civil claims. A reserve was posted as demonstrated previously, which is considered to be sufficient to cover the probable losses on these cases. In the first quarter there was an increase in the number of civil and labor suits of the same nature as prior periods, in the amount of R$ 878.

In relation to claims whose possibility of loss is classified as possible, the amount involved is R$ 30,181 for civil claims and R$ 2,626 for labor claims.

16. SHAREHOLDERS' EQUITY

a) Capital

In the General and Extraordinary Shareholders' Meetings held on March 28, 2005, a reverse split of 480,618,117,605 nominative book entry shares, without par value, was approved (480,669,472,683 as of December 31, 2004), of which 167,232,225,653 common shares (167,232,478,151 as of December 31, 2004) and 313,385,891,952 preferred shares (313,436,994,532 as of December 31, 2004), representing capital, in the proportion of 50,000 shares to 1 share of the same species, the capital becoming represented by 9,612,363 nominative book entry shares, without par value, of which 3,344,645 common shares and 6,267,718 preferred shares.

At the same meeting, the shareholders attending unanimously approved ratification of the cancellation of the 51,355,078 nominative book entry shares, without par value, of which 252,498 common shares and 51,102,580 preferred shares, held in treasury, derived from the reimbursement of the shareholders that did not approve in the Ordinary Shareholders' Meeting the equity restructuring that resulted in the merger of the shares of the subsidiaries and the reduction in capital from R$ 306,375 to R$ 306,340, in accordance with paragraph 6 of Law No. 6,404/76.

The capital was, as of March 31, 2005 and December 31, 2004 , composed of book entry shares with no par value, as follows:

	Thousands of shares
	03.31.05	12.31.04

Common shares	3,344	167,232,478
Preferred shares	6,268	313,436,995
Total	9,612	480,669,473

b) Special goodwill reserve

This reserve represents the formation of a special goodwill reserve as a result of the Company's corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

c) Dividends

The preferred shares do not have voting rights, except in the cases stipulated in Chapter 3, Article 7, of the bylaws. The preferred shares are entitled to receive dividends 10% higher than those allocated to common shares, or a preferential noncumulative annual dividend of 6% of capital attributable to these shares, whichever is higher. In the case of payment of the minimum preferential dividend of 6% of capital per annum referring to the preferred shares, if there is sufficient balance available after distribution to the holders of preferred shares, the bearers of the common shares will receive the same amount in dividends per share as the preferred shares.

17. NET OPERATING REVENUE

	Consolidated
	2005	2004

Monthly subscription charges	8,257	9,922
Use of network	78,939	55,746
Additional call charges	7,251	8,129
Interconnection	53,660	49,173
Data service	3,744	1,601
Other services	4,700	4,028
Total gross revenues from services	156,551	128,599

State VAT (ICMS)	(26,628)	(20,277)
Taxes on revenue (PIS and COFINS)	(5,711)	(4,695)
Taxes on services provided (ISS)	(47)	(62)
Discounts granted	(5,104)	(3,314)
Net operating revenue from services	119,061	100,251

Sale of handsets and accessories	33,629	25,071
State VAT (ICMS)	(2,204)	(3,412)
Taxes on revenue (PIS and COFINS)	(1,532)	(1,401)
Discounts granted	(19,083)	(10,438)
Returned sales	(1,857)	(195)
Net operating revenue from the sale of products	8,953	9,625
Total net operating revenue	128,014	109,876

There are no clients that have contributed with more than 10% of gross operating revenue in the financial years of 2005 and 2004, except for the amounts of services provided to Telecomunicações da Bahia S.A. - Telemar, which represent approximately 23.9% and 26.8% of gross operating revenues as of March 31, 2005 and 2004, respectively.

18. COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated
	2005	2004

Personnel	1,278	1,169
Supplies	27	55
Outside services	4,671	3,619
Connections	5,668	5,107
Rent, insurance and condominium fees	2,559	3,025
Interconnections	3,610	3,865
Taxes and contributions	5,757	4,898
Depreciation and amortization	17,711	20,721
Others	50	7
Costs of services rendered	41,331	42,466
Cost of products sold	20,011	20,049
Total	61,342	62,515

19. SELLING EXPENSES

	Consolidated
	2005	2004

Personnel	4,443	3,232
Supplies	551	410
Outside services (*)	26,093	16,469
Rent, insurance and condominium fees	678	686
Taxes and contributions	27	365
Depreciation and amortization	7,569	5,602
Allowance for doubtful accounts	3,349	3,196
Other inputs	1,855	2,335
Total	44,565	32,295

(*) Outside services include advertising expenses totaling R$ 4,910 and R$ 3,305 in the quarters ended March 31, 2005 and 2004, respectively.

20. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2005	2004	2005	2004

Personnel	100	102	3,229	3,018
Outside services	538	697	5,828	6,953
Rent, insurance and condominium fees	-	-	670	368
Taxes and contributions	11	25	92	85
Depreciation and amortization	-	-	2,989	2,546
Others	-	4	3	189
Total	649	828	12,811	13,159

21. OTHER OPERATING INCOME (EXPENSES)

	Consolidated
	2005	2004

Income:
Fines	871	570
Recovered expenses	453	67
Reversal of reserves	4	2
Shared infrastructure	401	311
Others	856	140
Total	2,585	1,090

Expenses:
Reserve for contingencies	(878)	(664)
FUST fees	(649)	(505)
FUNTTEL	(324)	(252)
ICMS on other expenses	(208)	(306)
Others	(2,241)	(498)
Total	(4,300)	(2,225)

22. FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	2005	2004	2005	2004

Income:
Interest	187	314	2,651	2,263
Monetary/exchange variations	298	275	769	678
Derivative operations	-	-	-	205
PIS and COFINS on financial revenue	-	(45)	(68)	(663)
Total	485	544	3,352	2,483

Expenses:
Interest	(199)	(220)	(4,179)	(3,437)
Monetary/exchange variations	-	-	(1,916)	(1,848)
Derivatives operations	-	-	(8,330)	-
Total	(199)	(220)	(14,425)	(5,285)

23. TAXES ON INCOME

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes on the accrual basis. Deferred taxes are recognized on temporary differences, as shown in Note 6. The composition of income and social contribution taxes expenses is given below:

	Consolidated
	2005	2004

Income tax	(3,204)	(2,310)
Social contribution tax	(1,155)	(1,764)
Deferred income tax	1,136	1,921
Deferred social contribution tax	622	691
Total	(2,601)	(1,462)

A reconciliation of the taxes on income disclosed and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	2005	2004	2005	2004

Loss before taxes	(5,784)	(3,620)	(3,183)	(2,609)
Income and social contribution taxes credits at combined statutory rate	1,966	1,231	1,082	887
Permanent additions:
Nondeductible expenses	-	(15)	(926)	(961)
Equity pick-up	(1,843)	(1,059)	-	-
Permanent exclusions-
Other deductions	-	-	81	(5)
Others:
Unrecognized tax losses and temporary differences	(123)	(157)	(2,977)	(1,383)
Others	-	-	139	-
Income and social contribution taxes charges	-	-	(2,601)	(1,462)

24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

The operators Telebahia and Telergipe provide the mobile telephone service in the States of Bahia and Sergipe, according to the terms of the license granted by the Federal Government. Both operators also exploit the business of purchasing and distributing cellphone handsets through their own channels and distribution network to stimulate their core businesses.

The major market risks to which Telebahia and Telergipe are exposed in conducting business are:

•  Credit risk : derived from the possible difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks related with investments and swap operations.

•  Currency risk : derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor and CDI).

•  Currency risk : the possibility of the Company incurring losses on account of fluctuations in interest rates that increase the balances of foreign currency denominated loan and financing liabilities.

Since their creation Telebahia and Telergipe have taken a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in the businesses to be attenuated.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies related with selling postpaid sets. Tele Leste has 77.3% (77.8% in December 2004) of its customer base under the prepaid system, which requires prepaid loading and therefore does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the ERP software distribution module.

The Company is also subject to credit risk derived from the short-term financial investment and amounts receivable from swap operations. The Company operates in such a way as to diversify this exposure amongst first rate financial institutions.

Interest rate risk

The Company is exposed to fluctuations of domestic interest rates, due to the fact that the liability part of the operations with derivatives (exchange hedge) is associated with the cost of the CDI. As of March 31, 2005, the restated balance of these operations was R$ 363,153 (R$ 362,173 as of December 31, 2004).

In addition, the Company is investing surplus cash (temporary investments) amounting to R$ 37,735 (R$ 81,340 as of December 31, 2004 ), principally in short-term instruments, based on the variation of the CDI, which reduces this risk. The carrying values of these instruments approximate to market values, since they are redeemable in the short term.

As of March 31, 2005, the loans contracted in foreign currency at variable foreign interest rates (Libor) represented a principal of R$ 139,922 (R$ 139,303 as of December 31, 2004). In these operations, the Company has protection through derivatives (interest rate swaps), which neutralize the risk associated with the variations in the foreign interest rates (Libor).

Exchange rate risk

Telebahia and Telergipe have contracted financial operations with derivatives to protect against exchange variations resulting from foreign currency loans. The instruments normally used are swap contracts.

The following table summarizes the net exposure of the Company to the exchange rate factor as of March 31, 2005:

In thousands of US$
Loans and financing	(117,888)
Suppliers - technical assistance	(5,157)
Hedge instruments	124,404
Total	1,359

During the first quarter of 2005, the Company contracted derivative instruments to hedge other foreign currency commitments so as to hedge the exchange exposure of these commitments.

b) Derivative instruments

Telebahia and Telergipe record the gains and losses with derivative contracts as financial expenses or income.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gains (losses)

Loans and financing	(314,313)	(315,994)	(1,681)
Derivative instruments	(32,864)	(24,888)	7,976
Other liabilities	(13,750)	(13,750)	-
Total	(360,927)	(354,632)	6,295

c) Market values of financial instruments

The market values of the loans and financing and swap contracts were determined based on the discounted cash flow method, using available projections of interest rates.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and therefore the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

25. POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with the other companies of the former Telebrás system, sponsor private pension and healthcare plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a) PBS A - defined-benefit multi-sponsor plan, for participants that were previously assisted and had such status on January 31, 2000 .

b) PBS Tele Leste Celular - defined-benefit plan that serves approximately 1% of the Company's employees.

c) PAMA - multi-sponsor healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS Tele Leste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil . Cost is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll of the employees participating in the plan, of which 12% is destined to funding the PBS Tele Leste Celular Plan and 1.5% the PAMA Plan.

d) Visão Celular Benefit Plan - individual defined contribution plan - the Visão Celular Benefit Plan was introduced by SISTEL in August 2000.

The Company's contributions to the Visão Celular Plan are equal to those of the participants, varying between 0% and 7% of the participation salary, according to the percentage chosen by the participant.

In the quarter ended March 31, 2005 , the subsidiaries made contributions to Visão Celular Benefit Plan in the amount of R$ 201 (R$ 127 as of March 31, 2005 ).

Up to March 31, 2005, the Company and its subsidiaries recognized proportionally the actuarial cost foreseen for the 2005 financial year, recording R$ 20 related with these costs in the administrative expense account.

26. EQUITY RESTRUCTURING

On November 29, 2000, the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to the subsidiaries.

The financial statements, maintained for the subsidiaries' corporate and tax purposes, record specific accounts related with the goodwill and the related reserve, and the respective amortization, reversal and tax credit, whose balances as of March 31, 2005 and December 31, 2004 are as follows:

	Balances
	on date	Spinoff		03.31.05	12.31.04
	of merger	Telebahia	Telergipe	Consolidated	Consolidated

Balance sheet:
Merged goodwill	376,316	(355,879)	(14,285)	179,489	187,531
Merged reserve	(251,972)	238,282	9,571	(118,522)	(123,829)
Net effect corresponding to merged tax credit	124,344	117,597	4,714	60,967	63,702

				03.31.05	03.31.04

Statement of operations:
Amortization of goodwill				8,042	8,042
Reversal of reserves				(5,308)	(5,308)
Tax credit				(2,734)	(2,734)
Effect on income				-	-

As demonstrated, the goodwill amortization, net of the reversal of the reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation base of the statutory minimum dividend. To ensure a better presentation of the Companies' financial and equity situation in the financial statements, the net amount of R$ 60,967 as of March 31, 2005 (R$ 63,702 as of December 31, 2004), which essentially represents the tax credit merged, was classified in the balance sheet under current and noncurrent assets as deferred taxes (see Note 6).

27. RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are:

(a) Use of network and long-distance (roaming) cellular communication - These transactions involve companies owned by the same controlling group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. and Norte Brasil Telecom S.A. Part of these transactions was established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL.

(b) Corporate management advisory - Is payable by the subsidiaries to Telefónica Móviles S.A. calculated based on the percentage applied to net income from the services, restated according to the currency variation.

(c) Corporate costs - Are passed on to the subsidiaries under the same controlling group at the cost effectively incurred of the services.

(d) Call center services - Provided by Atento Brasil S.A. for the users of the subsidiaries' telecommunications service, contracted for 12 months, renewable for an equal period.

(e) Systems maintenance - Maintenance of the profitability analysis module of the system (MARE) by Telefónica Móbile Solution, contracted for 12 months, renewable for the same period.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Consolidated
	03.31.05	12.31.04

Current assets:
Trade accounts receivable	6,872	5,068
Intercompany credits	1,902	2,197

Current liabilities:
Trade accounts payable	(11,094)	(6,336)
Technical assistance	(13,750)	(15,584)
Intercompany liabilities	(2,467)	(2,603)

	2005	2004

Income:
Revenues from telecommunications services	4,085	5,415
Selling expenses	(2,797)	(4,433)
General and administrative expenses	(747)	(2,476)

28. INSURANCE

The Company has a policy of monitoring the risks inherent in its operations. Accordingly, as of March 31, 2005 , the Companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. Company's management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Types	Insured amounts

Operating risks	R$ 799,860,000.00
General third-party liability - RCG	R$ 7,559,750.00
Auto (fleet of executive vehicles)	Fipe Table and R$ 250,000.00 for DC/DM
Auto (fleet of operational vehicles)	R$ 250,000.00 for DC/DM

29. AMERICAN DEPOSITARY RECEIPTS ("ADRs") PROGRAM

On November 16, 1998, the Company began trading ADRs on the New York Stock Exchange - NYSE, with the following characteristics:

•  Type of shares: preferred.

•  Each ADR represents 50,000 preferred shares.

•  Shares are traded as ADRs with the code "TBE" on the NYSE.

•  Foreign depositary bank: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

30. RECONCILIATION BETWEEN THE LOSS IN THE FIRST QUARTER
OF THE PARENT COMPANY AND CONSOLIDATED

The reconciliation between the loss in the first quarter of 2005 and 2004 of the Parent Company and Consolidated is as follows:

	Consolidated
	2005	2004

Company's loss	(5,784)	(3,620)
Donations of equipment received by subsidiaries	-	(451)
Consolidated loss	(5,784)	(4,071)

Discussion on the Consolidated Results of the Quarter

Net Services Revenue

The net services revenue grew 18.7% and 1.4% in relation to 1Q04 and 4Q04, respectively, recording R$ 119.1 million. Such result is a consequence of the increase in the customer base (pre paid and post paid) and in the use of greater value-added services (including data), despite seasonal differences between the periods and right planning.

It must be highlighted that the outgoing services revenue recorded an increase in 1Q05, which was partially offset by the Bill & Keep effect.

We must point out that no increase has been recorded in this year, up to the end of the first quarter, in the VU-M, as it had occurred in February of the previous years.

Data revenues in 1Q05 were up 208.3% in the year-to-year comparison, representing 2.6% of the net service revenues (1.5% in 1Q04). This increase has continued to occur due to a more widespread access and use of such services, in addition to the services launched on the market in 2004, such as Vivo Agenda , Vivo Encontra and Vivo Downloads . The SMS accounted for 56.4% of data revenues in 1Q05. Average number of SMS messages sent per month in the quarter was some 4 million, up 100% over the average posted in the same period in 2004.

The successful services turned to the high value and corporate market also contributed to keep the sustainable increase of data service revenues. VIVO has played an outstanding role in launching innovating services and integrated solutions, such as "Vivo Direto" ( Push to Talk in the cellular phone) and Vivo Entrega .

Personnel Cost

Personnel cost increased in 1Q05 over 1Q04 due to the collective bargaining agreement signed in December 2004, which approved a 6.0% adjustment to salaries. Another factor that answered for the increase in relation to 1Q04 was reduction in the headcount, which caused an increase of charges related to severance payments.

Cost of Services Rendered

The 8.7% increase in the cost of services rendered in 1Q05, in relation to 1Q04, is due to the Fistel fee because of the increase in the customer base and in the cost of third party services, arising out of the modernization of its equipment. Such increase was partially offset by lower interconnection costs, due to the seasonal differences between the periods.

Cost of Goods Sold	Cost of goods sold decreased by 45.5% in relation to 4Q04, due to the reduced number of activated handsets (gross additions decreased by 33%), in line with the 50.0% reduction in sales of handsets.

Selling Expenses

The Company placed priority efforts on ensuring loyalty from medium and high price ranges, which is evidenced by its Churn remaining stable in relation to 4Q04. In 1Q05, the Company's strategy was to keep its market leadership without destroying value.

In relation to 4Q04, the expenses recorded a 1.8% increase, caused by a reduction in customer additions in the period and also by the cost of third parties services, especially commissions paid to its distribution network and marketing expenses.

In 1Q05, the provision for bad debt (PDD) was R$ 3.4 million, representing 1.8% on the gross revenue (1.0% in 4Q04).

EBITDA

Considering the seasonal characteristics and the strong competition recorded in 1Q05, the evolution achieved followed the strategy adopted by the Company to add value to its operation. In this context, EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 35.8 million, up 23.4% in relation to 4Q04. Margin was 28.0% in 1Q05, 6.6 p.p. above the margin recorded in the previous quarter, in a market with below domestic average penetration.

EBITDA margin for services in 1Q05, excluding revenue and selling costs of handsets was 39.4%.

Depreciation and Amortization	Depreciation and amortization expenses recorded 2.1% reduction in 1Q05 over 1Q04, because of the end of the depreciation of part of the analog equipment that happend during the period

Financial Revenues (Expenses)

N et financial expenses in 1Q05 were R$ 0.9 million above those recorded in the previous quarter. Among the variations that occurred, the additional cost tied to higher debt (net average debt in 1Q05 higher than in 4Q04) and the increase in the interest rates prevailing on the market in the period (3.99% in the 4Q04 and 4.18% in 1Q05).

In the comparison between 1Q05 and 1Q04, Tele Leste recorded an increase in its net financial expenses in the amount of R$ 8.2 million, which was mainly caused by the increase in net debt (increase of R$ 128.3 million) and in the interest rate prevailing in the period (actual CDI of 3.76% in 1Q04 against 4.18% in 1Q05).

Net Result	The loss for the period was R$ 5.8 million, representing a 51.3% reduction in relation to the loss recorded in 4Q04.

Indebtedness

On March 31, 2005, Tele Leste's debts related to loans and financings amounted to R$ 314.3 million (R$ 314.1 million on December 31, 2004), 100% of which is nominated in US Dollar. The Company has signed exchange rate hedging contracts thus protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 40.0 million) and by derivative assets and liabilities (R$ 32.9 million payable) resulting in a net debt of R$ 307.2 million, a 19.4% increse in relation to December 2004 .

The net cash reduction in relation to December 2004 is due, mainly, to the Fistel inspection and operating fee (TFF) paid in March of every year (Anatel), and to the handset suppliers referring to deliveries effected in the end of 2004 for the Christmas campaign.

Capital Expenditures (Capex)

Investments effected in the quarter totaled R$ 20.9 million. The increase in investments in relation to the same period of last year is basically due to the following factors: (i) consolidation and rationalization of information systems, especially billing, customer care, prepaid platforms and SAP management systems; and (ii) continued quality and expansion of the coverage provided by the company in order to meet the customer base growth .

Operating Cashflow

The operating cash flow recorded R$ 14.9 million in 1Q05, evidencing that Tele Leste has generated funds from its operations that are sufficient to implement its capital expenditures program during the year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.